Exhibit 99.9

Consent of Director Nominee

Pursuant to Rule 438 promulgated under the Securities Act of 1933, as amended, in connection with the Registration Statement on Form S-4, and any amendments and supplements thereto (the “Registration Statement”), of Yuma Delaware Merger Subsidiary, Inc., a Delaware corporation (the “Registrant”), relating to the agreement and plan of merger and reorganization dated February 10, 2016, as it may be amended and restated (the “merger agreement”), by and among the Registrant, Yuma Energy, Inc., Yuma Merger Subsidiary, Inc., and Davis Petroleum Acquisition Corp., the undersigned hereby consents to being named in the proxy statement/prospectus which forms a part of the Registration Statement as a person who is expected to become a director of the Registrant upon consummation of the merger contemplated in such merger agreement.

IN WITNESS WHEREOF, the undersigned has executed this consent as of the 17th day of June, 2016.

/s/ James W. Christmas
James W. Christmas